UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

______________________

HYLIION HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

449109 107

(CUSIP Number)

Howard M. Jenkins

c/o Axioma Management, LLC

601 South Boulevard

Tampa, Florida 33606

(813) 760-2229

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449109 107

1.	Names of reporting persons. Axioma Ventures, LLC
2.	Check the appropriate box if a member of a group (see instructions)		(a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Florida
Number of Shares Beneficially owned by each Reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,656,790
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,656,790
11.	Aggregate amount beneficially owned by each reporting person 12,656,790
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		☐
13.	Percent of class represented by amount in Row (11) 7.34% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 172,321,708 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”), outstanding as of May 14, 2021.

CUSIP No. 449109 107

1.	Names of reporting persons. Axioma Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions)		(a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Florida
Number of Shares Beneficially owned by each Reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,656,790
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,656,790
11.	Aggregate amount beneficially owned by each reporting person 12,656,790
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		☐
13.	Percent of class represented by amount in Row (11) 7.34% (1)
14.	Type of reporting person (see instructions) HC

(1)	Based on 172,321,708 shares of Common Stock outstanding as of May 14, 2021.

CUSIP No. 449109 107

1.	Names of reporting persons. Axioma Management, LLC
2.	Check the appropriate box if a member of a group (see instructions)		(a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Florida
Number of Shares Beneficially owned by each Reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,656,790
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,656,790
11.	Aggregate amount beneficially owned by each reporting person 12,656,790
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		☐
13.	Percent of class represented by amount in Row (11) 7.34% (1)
14.	Type of reporting person (see instructions) HC

(1)	Based on 172,321,708 shares of Common Stock outstanding as of May 14, 2021.

CUSIP No. 449109 107

1.	Names of reporting persons. Howard M. Jenkins
2.	Check the appropriate box if a member of a group (see instructions)		(a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially owned by each Reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,656,790
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,656,790
11.	Aggregate amount beneficially owned by each reporting person 12,656,790
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		☐
13.	Percent of class represented by amount in Row (11) 7.34% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based on 172,321,708 shares of Common Stock outstanding as of May 14, 2021.

CUSIP No. 449109 107

1.	Names of reporting persons. Alexander H. Jenkins
2.	Check the appropriate box if a member of a group (see instructions)		(a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially owned by each Reporting person with	7.	Sole voting power 4,000,000
	8.	Shared voting power 12,656,790
	9.	Sole dispositive power 4,000,000
	10.	Shared dispositive power 12,656,790
11.	Aggregate amount beneficially owned by each reporting person 16,656,790
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		☐
13.	Percent of class represented by amount in Row (11) 9.67% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based on 172,321,708 shares of Common Stock outstanding as of May 14, 2021.

CUSIP No. 449109 107

1.	Names of reporting persons. Kiran Lingam
2.	Check the appropriate box if a member of a group (see instructions)		(a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially owned by each Reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,656,790
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,656,790
11.	Aggregate amount beneficially owned by each reporting person 12,656,790
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		☐
13.	Percent of class represented by amount in Row (11) 7.34% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based on 172,321,708 shares of Common Stock outstanding as of May 14, 2021.

CUSIP No. 449109 107

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D (the “Schedule 13D”) of Axioma Ventures, LLC, a Florida limited liability company (“Axioma Ventures”), Axioma Holdings, LLC, a Florida limited liability company (“Axioma Holdings”), Axioma Management, LLC, a Florida limited liability company (“Axioma Management”), Howard M. Jenkins, Alexander H. Jenkins, and Kiran Lingam filed with the Securities and Exchange Commission on October 13, 2021, to reflect the bona fide gift of 4,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Hyliion Holdings Corp., a Delaware corporation (formerly Tortoise Acquisition Corp.) (the “Issuer”) from Axioma Ventures to Alexander H. Jenkins.

Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings given to them in the Schedule 13D. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Schedule 13D are amended as follows:

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	Axioma Ventures, LLC, a Florida limited liability company (“Axioma Ventures”);

•	Axioma Holdings, LLC, a Florida limited liability company (“Axioma Holdings”);

•	Axioma Management, LLC, a Florida limited liability company (“Axioma Management”);

•	Howard M. Jenkins, a director of the Issuer;

•	Alexander H. Jenkins; and

•	Kiran Lingam.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The shares of Common Stock to which this Schedule 13D relates are held of record by the following Reporting Persons:

Axioma Ventures:       12,656,790

Alexander H. Jenkins: 4,000,000

Not included in this Schedule 13D are 10,000 restricted stock units awarded to Howard M. Jenkins on March 2, 2021 as compensation for his services as director of the Issuer, as Mr. Jenkins has no voting or dispositive power with respect to the underlying shares and the award will not commence vesting until March 26, 2022.

The sole member of Axioma Ventures is Axioma Holdings and the managers of Axioma Ventures are Alexander Jenkins and Kiran Lingam.   The sole manager of Axioma Holdings is Axioma Management.  Howard Jenkins, Alexander Jenkins and Kiran Lingam are managers of Axioma Management.  Each of Axioma Holdings, Axioma Management, Howard Jenkins, Alexander Jenkins and Kiran Lingam therefore may be deemed to share voting and dispositive power with respect to the shares of Common Stock held of record by Axioma Ventures.  In addition, Howard M. Jenkins serves as Class II director of the Issuer, with his term expiring at the Issuer’s 2022 annual meeting of stockholders.

(b)	The business address of the Reporting Persons is c/o Axioma Management, LLC, 601 South Boulevard, Tampa, FL 33606.

(c)

The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

•	Axioma Ventures is a venture capital firm with its address at 601 South Boulevard, Tampa, FL 33606.

•	Axioma Holdings and Axioma Management are holding companies engaged, through their subsidiaries, in investments.

•

Howard Jenkins, Alexander Jenkins and Kiran Lingam are each managers at Axioma Management, which is engaged, through its subsidiaries, in investments, and has its principal business address at 601 South Boulevard, Tampa, FL 33606.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

CUSIP No. 449109 107

Item 3. Source and Amount of Funds or Other Consideration.

The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted of securities of Hyliion Inc. (“Legacy Hyliion”). The Reporting Persons acquired the shares of Common Stock pursuant to the Business Combination Agreement and Plan of Reorganization, dated as of June 18, 2020 (the “Business Combination Agreement”), by and among Tortoise Acquisition Corp. (“Tortoise”), Legacy Hyliion and SHLL Merger Sub Inc., a wholly-owned subsidiary of Tortoise (“Merger Sub”), pursuant to which Merger Sub merged (the “Merger”) with and into Legacy Hyliion, with Legacy Hyliion surviving the merger as a wholly-owned subsidiary of Tortoise (which subsequently changed its name to “Hyliion Holdings Corp.”). Axioma Ventures used working capital in order to acquire the securities of Legacy Hyliion. Effective May 21, 2021, 4,000,000 of the shares of Common Stock of the Issuer held of record by Axioma Ventures were transferred to Alexander H. Jenkins by gift.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 172,321,708 shares of Common Stock outstanding as of May 14, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

(c)	Except as set forth in Item 2 or 3 hereof, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.
(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

CUSIP No. 449109 107

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Items 2 and 3 is incorporated by reference herein.

In connection with the Merger, on October 1, 2020, the Issuer and certain stockholders of Legacy Hyliion, including Axioma Ventures, and executives of the Company (the “Legacy Holders”) entered into a Lock-Up Agreement (each, a “Lock-Up Agreement”). The terms of the Lock-Up Agreements provide for the Common Stock held by the Legacy Holders as of immediately after the Merger to be locked-up for a period of 180 days after the closing of the Merger, subject to certain exceptions.

In connection with the Merger, the Issuer entered into an Amended and Restated Registration Rights Agreement with several parties (the “Holders”), including Axioma Ventures, pursuant to which the Holders, subject to certain conditions, are entitled to registration rights with respect to securities of the Issuer (the “Registrable Securities”). Pursuant to this agreement, the Issuer agreed that, within 30 calendar days after the consummation of the Merger, it will file with the SEC a registration statement registering the resale of the Registrable Securities, and use its reasonable best efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable after the filing thereof. Certain of the Holders were granted demand underwritten offering registration rights and all of the Holders were granted piggyback registration rights. The agreement terminates upon the earlier of (a) ten years following the Merger or (b) the date as of which the Holders cease to hold any registrable securities.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement was attached as Exhibit 1 to Schedule 13D and is incorporated by reference herein.

CUSIP No. 449109 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 24, 2021

AXIOMA VENTURES, LLC
By: AXIOMA HOLDINGS, LLC, its sole member
By: AXIOMA MANAGEMENT, LLC, its manager

By: /s/ Howard M. Jenkins
Howard M. Jenkins, manager

AXIOMA HOLDINGS, LLC
By: AXIOMA MANAGEMENT, LLC, its manager

By: /s/ Howard M. Jenkins
Howard M. Jenkins, manager

AXIOMA MANAGEMENT, LLC

By: /s/ Howard M. Jenkins
Howard M. Jenkins, manager

/s/ Howard M. Jenkins
Howard M. Jenkins

/s/ Alexander H. Jenkins
Alexander H. Jenkins

/s/ Kiran Lingam
Kiran Lingam